Exhibit 3.167

STATE OF DELAWARE

LIMITED LIABILITY COMPANY

CERTIFICATE OF FORMATION

FIRST: The name of the limited liability company is HILTON ORLANDO PARTNERS II, LLC.

SECOND: The address of its registered office in the State of Delaware is 2711 Centerville Road, Suite 400, in the City of Wilmington, County of New Castle, Delaware 19808. The name of its Registered Agent at such address is Corporation Service Company.

THIRD: The limited liability company will be member managed.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of Hilton Orlando Partners II, LLC as of this 10th day of December, 2002.

By:	/s/ Anthony J. Scaletta
Name:	Anthony J. Scaletta